SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [ ]      Yes                 [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 5, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By:    /s/ Ilan Pacholder
                                         --------------------------------------
                                  Name:  Ilan Pacholder
                                  Title: Corporate Secretary

Dated:  January 5, 2004

                                      -2-
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                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

        1.                 Press release dated January 5, 2004.

                                    EXHIBIT 1

The Elbit Systems Group Acquires the Business Activities of the Aircraft Systems
--------------------------------------------------------------------------------
Division of Israel Military Industries
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HAIFA, ISRAEL, JANUARY 5, 2004 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT) announced today that its wholly owned subsidiary Cyclone Aviation Products Ltd. ("Cyclone") has signed an agreement for the acquisition of the business activities of the Aircraft Systems Division of Israel Military Industries Ltd. ("IMI") in Tirat Hacarmel, Israel for the price of approximately $7.5 million, subject to accounting adjustments.

The Aircraft Systems Division of IMI manufactures weapon pylons and external fuel tanks for fighter aircraft. The customers of the Aircraft Systems Division include the Israel Ministry of Defense, the U.S. Department of Defense, U.S. aviation companies and other customers worldwide. The revenues of the Aircraft Systems Division in 2003 were approximately $14 million.

Cyclone, located near Karmiel, Israel, is engaged in the development and manufacturing of structural assemblies for civil and military aircraft and in maintenance services for helicopters and aircraft. Cyclone employs approximately 350 employees.

Pursuant to the acquisition, the business and operational activities of the Aircraft Systems Division will be integrated with Cyclone's activities.

The acquisition agreement was signed by the parties and the completion of the transaction is subject to conclusion of arrangements with the employees' representatives and the Finance Ministry and receipt of all approvals required by law.

ABOUT IMI

Israel Military Industries Ltd. is a government owned company, which specializes in the development, manufacturing and deployment of a wide range of state-of-the-art combat-ready solutions. Export constitutes 60% of IMI's annual sales. IMI's customers include the Israel Ministry of Defense and armed forces worldwide.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:

        Ilan Pacholder, VP Finance                    Marilena LaRosa
        Elbit Systems Ltd                             The Anne McBride Company
        Tel:  972-4 831-6632                          Tel: 212-983-1702
        Fax: 972-4 831-6659                           Fax: 212-983-1736
        Pacholder@elbit.co.il                         mlarosa@annemcbride.com


     STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.